18001261

SEC
Mail Processing
Section
MAR 15 2018
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-17 (MM/DD/YY) AND ENDING 12-31-17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Connor & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 East 17th Street, #114
(No. and Street)

Costa Mesa	CA	92627
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William O'Connor — 949-764-9320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper, John
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, #270	Walnut Valley Road, #270	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Connor & Company Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

W O'Connor
Signature

President
Title

SEE BELOW 3/13/18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 13 day of MARCH, 2018, by WILLIAM O'CONNOR
________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature [signature] (Seal)

DEBRA M. STOVER
COMM. #2163037
NOTARY PUBLIC • CALIFORNIA
Orange County
Commission Expires August 19, 2020

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of O'Connor & Company Securities, Inc. as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of O'Connor & Company Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of O'Connor & Company Securities, Inc.'s management. Our responsibility is to express an opinion on O'Connor & Company Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Student Options LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of O'Connor & Company Securities, Inc.'s financial statements. The supplemental information is the responsibility of O'Connor & Company Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as O'Connor & Company Securities, Inc.'s auditor since 2017.
Walnut Creek, California
March 7, 2018

O'Connor & Company Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

Contents

O'Connor & Company Securities, Inc.
Statement of Financial Condition
December 31, 2017

Assets

	$ 247,723		
Cash		$	247,723
Due from clearing broker			28,527
Inventory			828,789
Secured demand note receivable			600,000
Property and Equipment, at cost, net of accumulated depreciation $51,531			34,057
Security deposits			6,283
Total Assets		$	1,745,379

Liabilities and Shareholders' Equity

Liabilities			
Accounts payable and accrued expenses		$	100,282
Accrued commissions			24,320
Interest payable - subordinated notes			15,000
Due to Clearing Inventory			828,789
Liabilities subordinated to claims of general creditors			600,000
Total Liabilities			1,568,391
Shareholders' Equity			
Common stock ($5 par value, 100,000 shares authorized, 14600 shares issued and outstanding)	73,000		
Paid-in Capital	399,999		
Equity Withdrawals	(50,000)		
Retained Earnings	155,548		
Net Income (Loss)	(401,559)		176,988
Total Liabilities and Shareholders' Equity		$	1,745,379

See Accompanying Notes to Financials

O'Connor & Company Securities, Inc.
Statement of Operations
For the Yeat Ending 12/31/2017

Revenues			
	Commission Income	$	396,100
	Financial Advisory Fee		27,500
	Underwriting revenue		314,473
	Trading income (loss)		28,466
	Interest income		64
	Total Revenues		766,603
Expenses			
	Clearing expenses		61,688
	Commissions		411,806
	Depreciation		11,451
	Insurance		40,486
	Interest expense		30,815
	Office expense		41,897
	Professional fees		323,480
	Quotation service		45,009
	Regulatory fees		158,166
	Rent		34,450
	Travel and entertainment		169
	All other expenses		8,745
	Total Expenses		1,168,162
	Net Income (Loss)	$	(401,559)

See Accompanying Notes to Financials

O'Connor & Company Securities, Inc.
Statement of Liabilities Subordinated to Claims of Creditors
December 31, 2017

	Balance December 31, 2016	Additions	Deletions	Balance December 31, 2017
William J. Oconnor 5% interest, payable monthly pricipal due March 31, 2018	$ 300,000	$ -	$ -	$ 300,000
Kenneth & Louise Caresio Living Trust 5% interest, payable monthly pricipal due September 1, 2018	$ 300,000	$ -	$ -	$ 300,000
Total	$ 600,000	$ -	$ -	$ 600,000

See Accompanying Notes to Financials

O'Connor & Company Securities, Inc.
Statement of Change to Shareholders' Equity
For the Year Ending December 31, 2017

	Total
Balance, December 31, 2016	$ 240,548
Additional Paid in Capital	469,999
Common Stock	(132,000)
Net Income (Loss)	(401,559)
Balance, December 31, 2017	$ 176,988

See Accompanying Notes to Financials

O'Connor & Company Securities, Inc.
Statement of Change to Cash Flow
For the Year Ending December 31, 2017

Cash Flows from Operating Activities:	
Net income (Loss)	(401,559)
Changes in operating assets and liabilities:	
Due from clearing broker	7,059
Inventory	(828,789)
Accrued Clearing Costs	2,236
Accrued Commissions	5,957
Accounts Payable – Other	(31,041)
Due to Clearing Firm	828,789
Interest Payable	7,500
Net cash used by operating activities	(409,848)
Cash Flows for Investing Activities:	
Accumulated Depriciation	11,451
Accounts Receivable - Other	4,634
Prepaid	1,453
Security Deposit	
Net Cash Flow Investment Activities	17,538
Cash Flows from Financing Activities	
Repurchase of Common Stock	(132,000)
Additional Paid in Capital	469,999
	337,999
Net decrease in cash	(54,311)
Cash at beginning of year	302,034
Cash at end of year	247,723

See Accompanying Noters to Financial Statements

O'Connor & Company Securities, Inc.
Notes to Financial Statements
For the Year Ending December 31, 2017

Note 1 – Organization and Nature of Business

O'Connor & Company Securities, Inc. (the "Company") is a California corporation incorporated on November 9, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue Recognition – Commission and related expenses are recorded on the trade-date basis as transactions occur.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the State of California imposes a 1.5% state franchise tax on the corporation's taxable income, $800 is the minimum tax regardless of the taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about the positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets at December 31, 2017 had a cost basis of $85,588. Depreciation expense for the year was $11,451.

Fair Value – Definition of hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, ASC 820, "Fair Value Measurement and Disclosure", establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuations of these securities do not entail a significant degree of judgement.

Level 2 – Valuations based on quoted prices in the markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Note 3 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

	Receivable	**Payable**
Fees and commissions receivable/payable	$28,527	$24,320

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 4 – Subordinated Borrowings

The borrowings under the subordination agreements at December 31, 2017, are listed in the following:

Subordinated notes, 5 percent, due March 31, 2018	$ 300,000
Subordinated notes, 5 percent, due September 1, 2018	$ 300,000

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The interest expense for the year ended December 31, 2017 was $30,000.

Note 5 - Concentration of Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2017, the Company had net capital of $691,343 which was $441,343 in excess of its required net capital of $250,000. The Company's net capital ratio was 2.27 to 1.

Note 7 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $100,000, which is covered by the balance in the Company's segregated collateral accounts at the clearing broker, which are not part of these financial statements.

Note 8 – Exemption from the SEC Rule 15c3-3

O'Connor & Company Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing Company and promptly transmits all customer funds and securities to the Clearing Company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 9 – Operating Lease Commitments

On October 1, 2016, the Company entered into a two-year lease for office space under a non-cancellable operating lease, commencing October 1, 2016 and expiring October 31, 2018. At December 31, 2017, future minimum lease payments under this agreement were as follows:

2017	$19,574

The Company leases a second facility on a month to month basis. Rent expense for the year ended December 31, 2017 was $34,450

Note 10 – Litigation

In April 2016, the Securities and Exchange Commission (SEC) commenced an inquiry into the Company's underwriting of a series of municipal bond offerings in California. During the period of April 2016 through present, the Staff of the SEC has asked the Company to produce documents and other information. The Company has complied fully with these requests, and continues to cooperate with the SEC.

In August 2017, the Company agreed to an administrative settlement with the SEC in the amount of $150,000, of which $75,000 was payable at December 31, 2017.

In the course of the inquiry the Company incurred $282,530 of legal fees.

Note 11 - Inventory

Inventory of marketable securities had a cost of $800,000 and were held on December 31, 2017 at market value of $828,789. The inventory was sold in 2018. The investment is considered a Level I for fair value. See Note 2 for more information.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through the date of the report of the Independent Registered Public Accounting Firm, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

O'Connor & Company Securities, Inc.
Schedule 1
Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2017

Computation of Net Capital		
Total ownership		176,988
Plus: Subordinated debt		600,000
Less: Non Allowable assets		
Property and equipment net of accumulated depreciation	34,057	
Security deposits	6,283	(40,430)
		736,558
Less Haircuts Security		(24,864)
Less Undue Concentration		(20,351)
Net Capital		691,343
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate		104,559
Minimum dollar Net Capital required		250,000
Net Capital required (greater of above		250,000
Excess Capital		441,343
Computation of Aggregate Indebtedness		
Total liabilities		1,568,391
Aggregate Indedbtedness to Net Capital Ratio		2.27 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$706,871
Accounts Payable	(15,528)
Net Capital	$691,343

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CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) O'Connor & Company Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which O'Connor & Company Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) O'Connor & Company Securities, Inc. stated that O'Connor & Company Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. O'Connor & Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about O'Connor & Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 7, 2018

O'Connor & Company Securities, Inc.

February 15, 2018

John Cropper
Cropper Accountancy Corp.
2700 Ygnacio Valley Road, Suite 270
Walnut Creek, CA 94598

RE: SEC Rule 176a-5(d) (4) Exemption Report

Dear Mr. Cropper:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts its business in a fully disclosed basis and does not execute or clear securities transactions for customers.

O'Connor & Company Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period from January 1, 2017 to December 31, 2017.

Sincerely,

William O'Connor
President

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
O'Connor & Company Securities, Inc.
Costa Mesa, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by O'Connor & Company Securities, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 7, 2018

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 766,601
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	30,815
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	30,815
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 30,815	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	30,815
Total deductions	30,815
2d. SIPC Net Operating Revenues	$ 766,601
2e. General Assessment @ .0015	$ 1,149.20

(to page 1, line 2.A.)

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****3025*********************MIXED AADC 220
67853 FINRA DEC
O'CONNOR & COMPANY SECURITIES INC
234 E 17TH ST STE 114
COSTA MESA, CA 92627-3825

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,149

B. Less payment made with SIPC-6 filed (exclude interest) (715)

7-30-17
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 434

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 434

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 434

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

–

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

O'Connor & Company Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 10th day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: